FEI Company
5350 NE Dawson Creek Drive
Hillsboro, Oregon 97124
June 10, 2011
Phone: 503-726-7500
Fax: 503-726-7509
www.fei.com
VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3030
Attn: Ms. Kristin Lochhead

Re:	FEI Company
Form 10-K for the fiscal year ended December 31, 2010
Filed February 18, 2011
File No. 000-22780

Ladies and Gentlemen:

This letter is submitted on behalf of FEI Company (“FEI”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to FEI's Form 10-K for the year ended December 31, 2010, (File No. 000-22780) filed under the Securities Exchange Act of 1934 (“the Filing”), as set forth in your letter to Raymond A. Link dated May 31, 2011.

For reference purposes, the text of each comment contained in the Staff's letter has been reproduced herein in italics type, followed by FEI's response.

FEI acknowledges that, as described in the responses below, we will address the comments contained in the Staff's letter in our future filings with the Commission, as applicable. FEI has attempted to explain how we intend to comply with the Staff's comments in such detail sufficient for the Staff to understand the proposed revisions.

Form 10-K for the fiscal year ended December 31, 2010

Liquidity and Capital Resources, page 38

1.
You disclose that as of December 31, 2010, you have cumulative unremitted earnings of foreign subsidiaries of $86.5 million which is indefinitely reinvested in your foreign operations. If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents and investments held outside of the U.S. in future filings. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

RESPONSE: FEI respectfully advises the Staff that its total cash and cash equivalents and investments as of December 31, 2010 was $423.8 million. $254.4 million of the $423.8 million is held by FEI's U.S. entity and the remaining $169.4 million is held by FEI's various foreign subsidiaries. As of December 31, 2010 the balance of FEI's outstanding debt was $89.0 million and its operating cash flow ratio was 0.335. Excluding the unremitted earnings of its foreign subsidiaries, FEI still has an excess of cash and liquid investments available for general corporate use. The cash and cash equivalents and investments available at December 31, 2010 were more than sufficient to service FEI's debt and fund its continuing operations.

June 10, 2011

Our foreign operations are a significant portion of our overall business, and we plan to maintain operations at these foreign subsidiaries which require on-going investment. As such, the unremitted earnings will be used by management to fund operational and capital needs at our foreign operations. Accordingly, FEI believes that the $86.5 million in permanently reinvested unremitted earnings of foreign subsidiaries is not significant to the discussion of its liquidity and capital resources.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 56

2.	Please tell us how you have presented the cash retained for excess tax benefits of share based compensation arrangements within the statement of cash flows. Please refer to FASB ASC 230-10-45-14.

RESPONSE: FEI respectfully advises the Staff that prior to 2010, tax benefits of share based arrangements had not been realized given our deferred tax valuation allowance. A significant portion of the tax benefit recognized in 2010 did not represent “excess” tax benefit as defined in ASC 718 - Compensation - Stock Compensation (“ASC 718”) as they represented options that had been fully vested prior to the adoption of ASC 718. The remaining portion was deemed insignificant.

FEI will continue to evaluate the materiality of the excess tax benefit of share based compensation arrangements on a quarterly basis. For future filings, amounts will be appropriately classified if the amount becomes material or significant to the understanding of our statement of cash flows.

Note 19. Commitments and Contingent Liabilities, page 84

3.
Regarding the patent litigation with Hitachi, please revise future filings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. We note the statement that the resolution of the case could be material to net income or cash flows of a particular period. Refer to FASB ASC 450-20-50-4.

RESPONSE: FEI respectfully acknowledges the Staff's comment and, in future filings, will expand its disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. At this time, FEI is unable to estimate a range of loss for the Hitachi litigation and will update the disclosure in its future filings to disclose this fact.

Other Matters

On behalf of FEI, I acknowledge that FEI is responsible for the adequacy and accuracy of the disclosures in the Filing; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and that FEI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please contact me at (503) 726-7772 with any further comments or questions you may have. FEI respectfully requests that the Staff confirm that it has no additional requests or comments on the Filing when the Staff's review is complete.

Sincerely,

/s/ RAYMOND A. LINK
Raymond A. Link
Executive Vice President and Chief Financial Officer

cc:	Richard Callahan, KPMG LLP
David Dugan, FEI Company
Tony Jeffries, Wilson Sonsini Goodrich & Rosati PC
Thomas R. Kelly, FEI Company
Bradley J. Thies, FEI Company